UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020 Commission File Number: 001-38396

BIOFRONTERA AG

(Registrant’s name / Translation of registrant’s name into English)

Hemmelrather Weg 201, D-51377 Leverkusen Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form:40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (Reg. No. 333-236021) of Biofrontera AG and to be a part thereof from the date on which this report is furnished to the U.S. Securities and Exchange Commission to the extent not superseded by documents or reports subsequently filed with or furnished to the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit Number	Description
99.1	Biofrontera entered into binding term sheet with Maruho Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

Date: March 4, 2020